UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2017

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             ____x_____              Form 40-F             __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-207931 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

On November 30, 2017, the Prime Minister and Treasurer announced that the Australian Government will establish a Royal Commission into the alleged misconduct of Australia’s banks and other financial services entities.  The Prime Minister and Treasurer stated that the “Inquiry will consider the conduct of banks, insurers, financial services providers and superannuation funds (not including self-managed superannuation funds). It will also consider how well equipped regulators are to identify and address misconduct.  It will not inquire into other matters such as financial stability or the resilience of our banks.”

Index to Exhibits

Exhibit No.	Description

1	Government announces a Royal Commission into the banking and finance sector

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 30, 2017	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and Secretariat